March 18, 2005


Mail Stop 4-6

Mr. John R. Ward
Chairman and Chief Financial Officer
Teknik Digital Arts, Inc.
7377 E. Doubletree Ranch Road, Suite #240
Scottsdale, AZ 85258

Re:	Teknik Digital Arts, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2
	File No. 333-118101

Dear Mr. Ward:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM SB-2

Financial Statements

1. We note your response to our prior comment 8. Tell us why you have not included cumulative expenses and loss information through the audited period ended September 30, 2004 as required by paragraph
11(b) of SFAS 7.




Consolidated Statement of Stockholders` Equity, p.F-5

2. Your statement of cash flows indicates you issued common stock and warrants for compensation and consulting during the three-month period ending December 31, 2004; however, we note no such disclosures within the statement of equity during the same timeframe. Please advise.

Note 9-Subsequent Events, p.F-20

3. We note your response to our prior comment 13. It is unclear where in Note 5 you address the October 2004 arrangement with Phil Simms regarding the issuance and valuation of restricted stock.
Please advise.

*	*	*	*	*

      As appropriate, please amend your filing in response to
these
comments. You must submit a copy of the filing with the amendment that is marked in accordance with Item 310 of Regulation S-T. You may wish to provide us with marked copies of the amendment to
expedite our review.   Please furnish a cover letter with your
amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

	You may contact Marc Thomas at (202) 942-1792 or Stephen Krikorian at (202) 942-2959 if you have questions or comments on the financial statements and related matters. Please contact Sara Kalin at (202) 942-2986, or Tangela Richter, at (202) 942-1837, with any other questions. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. Gregory R. Hall, Esq.
	Ms. Carey Herbert, Esq.
	Squire, Sanders & Dempsey L.L.P.
	Two Renaissance Square
	40 North Central Avenue, Suite 2700
	Phoenix, AZ 85004-4498
	Telephone:  (602) 528-4000
	Facsimile:   (602) 253-8129





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Mr. John Ward
March 18, 2005
Page 1